PE
4-1-02

02030764

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K two press releases, the first dated April 2, 2002, announcing that Delmia and Opel are to create the digital factory; and the second dated April 8, 2002 announcing that Dassault Aviation has chosen Dassault Systemes' 3D PLM Solutions for the new Falcon 7X.

DELMIA

DELMIA and Opel Create the Digital Factory

Troy, Michigan, USA - April 2, 2002 – The futuristic vision of the digital factory has come a step closer to becoming reality. This, in no small measure, is due to work by e-manufacturing solutions provider, DELMIA.

The extent to which these solutions affect the development of factories, is illustrated by the recent development at Adam Opel AG in Rüsselsheim. This plant has now come very close to its ultimate goal of the virtual factory. Here, highly trained employees build cars at low cost for a dynamic global market in both the real and virtual worlds.

Virtual production involves consistent planning, evaluation and control of production systems and plant using digital models. For this purpose, simulation techniques are networks utilizing a data management system and are shared by everyone involved by means of virtual reality (VR) technologies.

In the near future, it is envisioned that the tools used will allow the digital factory and all the products manufactured inside it -- together with their complete structures, the logistic procedures and technological processes -- to be reproduced in precise detail. This will allow products and production to be tested in virtual form and improved until a perfect process can be created for the real factory.

The new factory building in Rüsselsheim, where the newly developed, mid-range Vectra model went into production on January 7, 2002, is the first new construction project in the automotive industry on a site parallel to existing and ongoing production. The plant cost around $ 3.0 billion US and will have an annual capacity of around 270,000 cars per year, which will be built on a joint production line in a three-shift operation. In what is probably the most modern automotive production plant in the world, Opel has enthusiastically adopted the "zero error principle".

Responsibility for the smooth start of the Vectra production is due in large part to the "bucket build" concept. Simply put, this approach relies on a staged, pre-production phase including many optimization cycles.

In the design and planning process for the new plant, Opel harnessed the power of a 3D animated plant and construction plans combined with innovative simulation tools. These technologies have been deployed more extensively than ever before. The 3D computer animations almost exactly mirror reality, thus producing a level of reliability in the pre-production planning process that is superior to earlier methodology.

"One of the main areas of our work was the 3D representation of the assembly and material flow processes", said Raimund Menges, Managing Director, DELMIA GmbH, Fellbach, Germany. *"Material flow simulations using conventional tools only include a restricted number of specialists, so 3D projections on a large scale are inconceivable to non-specialists."*

Some of the key DELMIA simulation tools used to address process planning at Rüsselsheim included QUEST®, ENVISION/ERGO™ and IGRIP®. QUEST creates a 3D digital factory environment with the ability to simulate process flow and analysis, accuracy and profitability. This allowed for experimentation with parameters such as facility layout, resource allocation, kaizen practices, and alternate scheduling scenarios to prove out the best manufacturing processes.

ENVISION/ERGO was used to simulate all the manual-intensive workstations. By using this product up front, engineers could virtually eliminate the time and cost of expensive tooling rework due to initial ergonomic design flaws. And IGRIP®, a robotic simulation and off-line programming solution, was used to analyze the 600 robots stationed in the plant performing tasks such as laser welding and material handling of processed panels between workstations.

3D visualization systems proved to be enormously significant as a means of communication between the project planners and the top management. At the same time, it was also possible to include joint ventures with supplier businesses at a stage that was previously unheard of, creating binding tasks for each party to consider.

When DELMIA GmbH was born in 1999 from the merger of DELTA, DENEB and SAFEWORK, the company was able to build on its successful joint venture with General Motors/Opel. DENEB was included in the planning for the new Opel plant at a very early stage as a supplier of software and engineering services.

The special working relationship between DELMIA and Opel has long been in existence. This partnership was expressed clearly by Dr. Jörg Uthoff, project manager of the Virtual Factory. He explained, *"The 3D layout is a communication platform which brings benefits to everybody"*. Thanks to DELMIA's interface, it was possible to simulate the material flow in the production and final assembly process in full for the very first time.

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About DELMIA Corp.
DELMIA provides a comprehensive software solution and expertise for customers to virtually create, monitor and control agile, distributed manufacturing processes geared towards Build-to-Order and Lean Production practices. The DELMIA software suite is containing an alphanumeric and 3D-driven process planning, standard time measurement applications, human being simulations, robot and machine tool simulation as well as solutions for layout generation and material flow simulation. Such software allows development, screen-based simulation and optimization of manufacturing processes for single device, work cell, production line, and factory material flow up to Extended Enterprise production flow. Applications range from concept development phase to shop floor implementation and production management. The DELMIA range of simulation software packages integrates behavior models to be used in simulation, analysis, programming and control applications. DELMIA offers state-of-the-art technology to design factories on-screen, before actually building them. DELMIA serves industry segments where continuous transformation and optimization of the manufacturing processes are critical such as Automotive, Aerospace, Fabrication and Assembly, Electrical and Electronics, Consumer Goods, Plant and Shipbuilding. DELMIA constitutes the core offering for Digital Manufacturing and Production, serving the product life cycle. DELMIA solutions are interoperable with major CAD, PDM and ERP systems.
Information about DELMIA is available at http://www.delmia.com

About Dassault Systemes

Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer in the PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. The CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product Lifecycle [in other press releases "lifecycle" is one word] Pipeline, supporting reuse of corporate knowledge. SolidWorks and Smarteam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systemes' family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.3ds.com

DELMIA Press Contact:
Peter Schmitt
+ 1 248 267-9696
peter_schmitt@delmia.com

Dassault Systemes Press Contact:
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes Investor Contacts:
Jean-Benoit Roquette/Nicole Curtin
Press: Nelly Dimey/Lorie Lichtlen
Morgen-Walke Europe
+33 1 47 03 68 10

DASSAULT SYSTEMES

Dassault Aviation Selects Dassault Systemes' 3D PLM Solutions for New Falcon 7X

For the design of its new long-range business jet, the Falcon 7X, Dassault Aviation optimizes its processes with Dassault Systemes' 3D PLM solutions

Paris, France – April 8, 2002 - Dassault Systemes announced today that Dassault Aviation has chosen Dassault Systemes' 3D Product Lifecycle Management (3D PLM) Solutions to design its new Falcon 7X business jet. Unveiled during the Paris Air Show last June, the Falcon 7X is the first in the series of new generation Falcon jets. Based on a totally new design, this three-engine business jet offers an unprecedented cost-to-efficiency ratio as well as a non-stop range of 5700 nm. While 20% bigger than the current "large-bodied" model of the Falcon family, it can take off on very short runways.

One of the first in its field to do so, Dassault Aviation has adopted the most advanced 3D PLM solutions in order to carry through this ambitious project. By deploying a single, integrated product lifecycle management system based on Dassault Systemes' CATIA, ENOVIA and DELMIA solutions, the company has made it possible for industrial partners in the Falcon 7X program to collaborate using a common source of product, process and resource data.

These outstanding results will be derived from the implementation of the "design-to-build" concept (simplification of manufacturing, taken into account from the earliest stages of design) and the rigorous specifications set for all components and systems, with the aim of reducing downtime and the costs of lifecycle management. The application of the most innovative design technologies provides the opportunity to integrate product definition, analysis and simulation on a single backbone for ultra-fast, real-time, product optimization and validation.

Dassault Systemes is the premier global 3D PLM solutions provider. 3D PLM enables customers to optimize their business ***Processes*** for Engineering, Manufacturing, Maintenance & Support, using ***Collaborative Workspaces*** to share a common product, process and resource model (***PPR***). With PPR, companies can capture, exchange and reuse ***Knowledge*** throughout the Product lifecycle. The open ***CAA V5*** (Component Application Architecture) allows extension and integration of this solution within multiple enterprise environments.

"To make a success of a cooperative program such as the Falcon 7X, dynamic and collaborative contextual design within a 'virtual platform' environment is required. It was particularly important for us to implement, within a very short time frame, a common, innovative, robust and adaptable solution across our entire community of partners. The advanced, integrated 3D PLM solution was the right answer," said Jacques Pellas, Chief Information Officer, Dassault Aviation.

"There is no other solution available in the industry that can match the demanding requirements of Dassault Aviation for its new F7X program," commented Etienne Droit, Executive Vice-President Sales and Marketing, Dassault Systemes. *"Dassault Systemes' 3D PLM solutions*

around CATIA, ENOVIA and DELMIA will provide Dassault Aviation with a competitive advantage from the earliest stages of conceptual design through manufacturing and sales, and down to after-sales maintenance."

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About Dassault Aviation
In the past sixty years, Dassault Aviation has delivered more than 7,500 civil and military aircraft to 75 countries, logging some 20 million hours in flight to date. This vast experience has allowed Dassault Aviation to build up considerable expertise in the design, development, production, sales and support military aircraft (for example, Rafale, Mirage, and Atlantic), Falcon Business Jets and MultiRole Falcon. Dassault Aviation has staked out a solid reputation as industrial architect for complex airborne systems. Several key assets underpin this global success: expertise in emerging and strategic technologies; an in-depth understanding of the customer's technical, operational and financial requirements; and a comprehensive systems approach to meet cost, deadline and performance goals. Dassault Aviation is one of the largest Military Aircraft European Exporters and is the World Leader for Top End Business Jets.
Additional information about Dassault Aviation is available at http://www.dassault-aviation.fr

About Dassault Systemes
Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.
Information about Dassault Systemes is available at http://www.dsweb.com

Dassault Systemes Press Contact:

Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes Investor Contacts:

Jean-Benoit Roquette/Nicole Curtin
Press: Nelly Dimey/Lorie Lichtlen
Morgen-Walke Europe
+33 1 47 03 68 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 9, 2002

By: [signature]
Name: Thibault de Tersant
Title: Executive Vice President, Finance and Administration